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SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

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SCHEDULE 14D-9/A

(Rule 14d-101)

Amendment No. 1

SOLICITATION/RECOMMENDATION STATEMENT

PURSUANT TO SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

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Reinhold Industries, Inc.

(Name of Subject Company)

Reinhold Industries, Inc.

(Name of Person Filing Statement)

CLASS A COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

______ __ _

75935A109

(CUSIP Number of Class of Securities)

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MICHAEL T. FURRY

PRESIDENT

Reinhold Industries, Inc.

12827 EAST IMPERIAL HIGHWAY

SANTA FE SPRINGS, CALIFORNIA 90670

562-944-3281

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications on Behalf of the Person Filing the Statement)

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Copies to:

ROBERT J. HICKS

SOMMER BARNARD PC

ONE INDIANA SQUARE, SUITE 3500

INDIANAPOLIS, INDIANA 46204

317-713-3500

☐

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

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This Amendment No.1 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission  (the “SEC”) on November 9, 2006 (as previously filed and as the same may be amended from time to time, the “Schedule 14D-9”) by Reinhold Industries, Inc. (the “Company”), a Delaware corporation. The Schedule 14D-9 relates to the tender offer by Reinhold Acquisition Corp., a Delaware corporation (“Purchaser”), disclosed in a Schedule TO filed by Purchaser with the SEC on November 9, 2006 (as previously filed and as the same may be amended from time to time, the “Schedule TO”), to purchase all of the Company’s outstanding shares of Class A common stock, $0.01 par value,  at $12.50 net to the seller in cash, subject to any required withholding of taxes and without interest thereon. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Item 2. Identity and Background of Filing Person

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph immediately following the third paragraph of Item 2 of the Schedule 14D-9:

The initial offering period expired at 12:00 midnight, New York City time, on December 8, 2006. On December 11, 2006, the Company and Purchaser issued a joint press release announcing that based on preliminary information from the depositary for the tender offer, as of the close of business on December 8, 2006, 2,381,567 shares of Common Stock had been validly tendered into the offer, which represents approximately 72% of the outstanding Common Stock, thereby satisfying the tender offer condition that at least 51% of the total voting power of the outstanding securities of the Company be tendered.  Purchaser has accepted for payment all shares validly tendered and not withdrawn. The Company’s stockholders who validly tendered prior to the expiration of the offer and whose shares were not properly withdrawn will promptly receive the offer price of $12.50 per share in cash, less any required withholding of taxes and without the payment of interest.

Purchaser also announced that it will provide a subsequent offering period  pursuant to Rule 14d-11 of the Securities Exchange Act of 1934, which will commence at 9:00 a.m. EST on December 11, 2006 and expire at 12:00 midnight EST on the earlier of (1) the date as of which  shares of Common Stock validly tendered and not withdrawn, together with all shares of Common Stock then owned by Purchaser, represent at least 90% of the outstanding Common Stock and (2) Tuesday, January 9, 2006.  The Company’s stockholders who have not yet tendered their shares may do so at any time prior to the expiration of the subsequent offering period.  All shares properly tendered during the subsequent offering period will be accepted, and tendering stockholders will be paid $12.50 per share in cash promptly following acceptance, less any required withholding of taxes and without the payment of interest.  No shares tendered in the subsequent offering period may be withdrawn after tender.

Item 9.

Exhibits

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description

(a)(1)(J)	Joint Press Release issued by Reinhold Industries, Inc. and Reinhold Acquisition Corp. dated December 11, 2006.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REINHOLD INDUSTRIES, INC.

By:	/s/ Michael T. Furry
Name: Title:	Michael T. Furry President